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                                 UNITED STATES

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                  SCHEDULE 13G

                 Under the Securities and Exchange Act of 1934

                               (Amendment No. 1)*

                   Integrated Packaging Assembly Corporation
  ------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock
           ---------------------------------------------------------
                         (Title of Class of Securities)

                                  457989-10-1
                  ------------------------------------------
                                 (CUSIP Number)

Check the following box if a fee is being paid with this statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 7 pages

-----------------------                                  ---------------------
 CUSIP NO. 457989-10-1                 13G                PAGE 2  OF  7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      FREDERICK R. ADLER

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      UNITED STATES OF AMERICA

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            448,849

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                          0 SHARES - BUT MAY BE DEEMED TO HAVE SHARED POWER TO
     OWNED BY             VOTE A TOTAL OF 861,919 SHARES BY REASON OF BEING A
                          GENERAL PARTNER OF THE PARTNERSHIP THAT SERVES AS A
       EACH               GENERAL PARTNER OF EURO-AMERICA-I, L.P. ("EURO-
                          AMERICA") (A CAYMAN ISLANDS B.W.I. LIMITED
    REPORTING             PARTNERSHIP), THE GENERAL PARTNER OF 1520 PARTNERS
                          LTD. ("1520"), A FLORIDA LIMITED PARTNERSHIP, AND BY
      PERSON              REASON OF HIS SPOUSE, CATHERINE ADLER, BEING TRUSTEE
                          OF TWO TRUSTS, EACH OF WHICH IS THE BENEFICIAL OWNER
       WITH               OF SHARES OF THE ISSUER. MR. ADLER EXPRESSLY
                          DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH ADDITIONAL
                          SHARES.

                   -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
                     7
                          448,849

                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          0 SHARES - BUT MAY BE DEEMED TO HAVE SHARED POWER TO VOTE A TOTAL OF 861,919 SHARES BY REASON OF BEING A GENERAL PARTNER OF THE PARTNERSHIP THAT SERVES AS A GENERAL PARTNER OF EURO-AMERICA, BEING THE GENERAL PARTNER OF 1520 AND BY REASON OF HIS SPOUSE, CATHERINE ADLER, BEING TRUSTEE OF TWO TRUSTS. MR. ADLER EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH ADDITIONAL SHARES.

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      448,849 SHARES, EXCEPT THAT MR. ADLER MAY BE DEEMED TO BENEFICIALLY OWN A TOTAL OF 861,919 SHARES BY REASON OF BEING A GENERAL PARTNER OF THE PARTNERSHIPS THAT SERVES AS THE GENERAL PARTNER OF EURO-AMERICA, BEING THE GENERAL PARTNER OF 1520 AND BY REASON OF HIS SPOUSE, CATHERINE ADLER, BEING TRUSTEE OF TWO TRUSTS. MR. ADLER EXPRESSLY DISCLAIMS BENEFICIAL OWNERSHIP OF SUCH ADDITIONAL SHARES.

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10
      X

------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      3.21%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 2 of 7 pages

-----------------------                                  ---------------------
 CUSIP NO. 457989-10-1                 13G               PAGE 2 OF 7 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      EURO-AMERICA-I, L.P. ("EURO-AMERICA")

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      CAYMAN ISLANDS B.W.I.

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            732,180 SHARES - EXCEPT THAT FREDERICK R. ADLER, A
                          GENERAL PARTNER OF THE GENERAL PARTNER OF EURO-AMERICA
      SHARES              MAY BE DEEMED TO HAVE SHARED POWER TO VOTE THESE
                          SHARES.
   BENEFICIALLY
                   -----------------------------------------------------------
     OWNED BY             SHARED VOTING POWER
                     6
       EACH               0 SHARES (SEE RESPONSE TO ROW 5 ABOVE.)

    REPORTING      -----------------------------------------------------------
                          SOLE DISPOSITIVE POWER
      PERSON         7
                          732,180 SHARES - EXCEPT THAT FREDERICK R. ADLER, A
       WITH GENERAL PARTNER OF THE GENERAL PARTNER OF EURO-AMERICA MAY BE DEEMED TO HAVE SHARED POWER TO VOTE THESE SHARES.
                   -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
                     8
                          0 SHARES (SEE RESPONSE TO ROW 7 ABOVE.)

------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      732,180 SHARES

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
10


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
11
      5.24%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      PN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                               Page 3 of 7 pages

                         INSTRUCTIONS FOR SCHEDULE 13G

INSTRUCTIONS FOR COVER PAGE

(1) Names and Social Security Numbers of Reporting Persons-Furnish the full legal name of each person for whom the report is filed -i.e., each person required to sign the schedule itself-including each member of a group. Do not include the name of a person required to be identified in the report but who is not a reporting person. Reporting persons are also requested to furnish their Social Security or I.R.S. identification numbers, although disclosure of such numbers is voluntary, not mandatory (see "SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G" below).

(2) If any of the shares beneficially owned by a reporting person are held as a member of a group and such membership is expressly affirmed, please check row 2(a). If the membership in a group is disclaimed or the reporting person described a relationship with other persons but does not affirm the existence of a group, please check row 2(b) [unless a joint filing pursuant to Rule 13d-1(e)(1) in which case it may not be necessary to check row 2(b)].

(3)           The third row is for SEC internal use; please leave blank.

(4) Citizenship or Place of Organization--Furnish citizenship if the named reporting person is a natural person. Otherwise, furnish place of organization.

(5)-(9), (11) Aggregate Amount Beneficially Owned By Each Reporting Person,
              Etc.-- Rows (5) through (9) inclusive, and (11) are to be completed in accordance with the provisions of Item 4 of Schedule 13G. All percentages are to be rounded off to the nearest tenth (one place after decimal point).

(10) Check if the aggregate amount reported as beneficially owned in row (9) does not include shares as to which beneficial ownership is disclaimed pursuant to Rule 13d-4 [17 CFR 240.13d-4] under the Securities Exchange Act of 1934.

(12) Type of Reporting Persons--Please classify each "reporting person" according to the following breakdown (see Item 3 of Schedule 13G) and place the appropriate symbol on the form:

             Category                                          Symbol
      ------------------------------------                  -------------

      Broker Dealer                                              BD
      Bank                                                       BK
      Insurance Company                                          IC
      Investment Company                                         IV
      Investment Adviser                                         1A
      Employee Benefit Plan, Pension Fund, or Endowment Fund     EP
      Parent Holding Company                                     HC
      Corporation                                                CO
      Partnership                                                PN
      Individual                                                 IN
      Other                                                      OO

Notes:

       Attach as many copies of the second part of the cover page as are needed, one reporting person per page.

       Filing persons may, in order to avoid unnecessary duplication, answer items on the schedules (Schedule 13D, 13G or 14D-1) by appropriate cross references to an item or items on the cover page(s). This approach may only be used where the cover page item or items provide all the disclosure required by the schedule item. Moreover, such a use of a cover page item will result in the item becoming a part of the schedule and accordingly being considered as "filed" for purposes of Section 18 of the Securities Exchange Act or otherwise subject to the liabilities of that section of the Act.

       Reporting persons may comply with their coverage page filing requirements by filing either completed copies of the blank forms available from the Commission, printed or typed facsimiles, or computer printed facsimiles, provided the documents filed have identical formats to the forms prescribed in the Commission's regulations and meet existing Securities Exchange Act rules as to such matters as clarity and size (Securities Exchange Act Rule 12b-12).

              SPECIAL INSTRUCTIONS FOR COMPLYING WITH SCHEDULE 13G

       Under Sections 13(d), 13(g), and 23 of the Securities Exchange Act of 1934 and the rules and regulations thereunder, the Commission is authorized to solicit the information required to be supplied by this schedule by certain security holders of certain issuers.

       Disclosure of the information specified in this schedule is mandatory, except for Social Security or I.R.S. identification numbers, disclosure of which is voluntary. The information will be used for the primary purpose of determining and disclosing the holdings of certain beneficial owners of certain equity securities. This statement will be made a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

                               Page 4 of 7 pages

       Because of the public nature of the information, the Commission can utilize it for a variety of purposes, including referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions. Social Security or I.R.S. identification numbers, if furnished, will assist the Commission in identifying security holders and, therefore, in promptly processing statements of beneficial ownership of securities.

       Failure to disclose the information requested by this schedule, except for Social Security or I.R.S. identification numbers may result in civil or criminal action against the persons involved for violation of the Federal securities laws and rules promulgated thereunder.


                              GENERAL INSTRUCTIONS

A. Statements containing the information required by this schedule shall be filed not later than February 14 following the calendar year covered by the statement or within the time specified in Rule 13d-1(b)(2), if applicable.

B. Information contained in a form which is required to be filed by rules under section 13(f) (15 U.S.C. 78m(f)) for the same calendar year as that covered by a statement on this schedule may be incorporated by reference in response to any of the items of this Schedule. If such information is incorporated by reference in this schedule, copies of the relevant pages of such form shall be filed as an exhibit to this schedule.

C. The item numbers and captions of the items shall be included but the text of the items is to be omitted. The answers to the items shall be so prepared as to indicate clearly the coverage of the items without referring to the text of the items. Answer every item. If an item is inapplicable or the answer is in the negative, so state.

ITEM 1
   (a)  Name of Issuer
         Integrated Packaging Assembly Corporation

   (b)  Address of Issuer's Principal Executive Offices
         2221 Old Oakland Road
         San Jose, CA 95131

ITEM 2
   (a)  Name of Person Filing

         This statement is filed by Frederick R. Adler ("Mr. Adler") and Euro-America-I, L.P. ("Euro-America"). Mr. Adler and Euro-America are sometimes collectively referred to as the "Reporting Persons." The Reporting Persons may be deemed to be a "group" for the purposes of
         Section 13(d) and 13(g) of the Securities Exchange Act of 1934, as amended (the "Act"), and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any other persons on whose behalf this Statement and the Agreement attached as Exhibit 1 hereto should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.

   (b)  Address of Principal Business Office, if none, Residence
         Address of Mr. Adler is c/o Adler & Company, 1520 South Ocean Boulevard, Palm Beach, FL 33480 Address of Euro-America is c/o Midland Trust Corporation (Cayman) Limited, P.O. Box 1109, Grand Cayman, B.W.I.

   (c)  Citizenship
         Mr. Adler is a United States of America citizen.
         Euro-America is a Cayman Islands B.W.I. Limited Partnership.

   (d)  Title of Class of Securities
         Common Stock, no par value per share ("Common Stock")

   (e)  CUSIP Number
         457989-10-1

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-2(B), CHECK WHETHER THE PERSON FILING IS A:
   (a) [_]Broker or Dealer registered under Section 15 of the Act
   (b) [_]Bank as defined in section 3(a)(6) of the Act
   (c) [_]Insurance Company as defined in section 3(a)(19) of the act
   (d) [_]Company registered under section 8 of the Investment Company Act
   (e) [_]Investment Adviser registered under section 203 of the Investment Advisers Act of 1940
   (f) [_]Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or endowment Fund; see (S)240.13d-1(b)(ii)(F)
   (g) [_]Parent Holding Company, in accordance with (S)240.13d-1(b)(ii)(G) (Note: See Item 7)
   (h) [_]Group, in accordance with (S)240.13d-1(b)(1)(ii)(H)



                               Page 5 of 7 pages

ITEM 4.  OWNERSHIP

   If the percent of the class owned, as of December 31, of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

   The following information with respect to ownership of Common Stock of the Company by the persons filing this Statement is provided as of December 31, 1997, the last day of the year covered by this Statement.

   (a)  Amount Beneficially Owned
        See Row 9 of cover page for each Reporting Person.

   (b)  Percent of Class
        See Row 11 of cover page for each Reporting Person.

   (c) Number of shares as to which such person has:

     (i)   sole power to vote or to direct the vote
           See Row 5 of cover page for each Reporting Person.
     (ii)  shared power to vote or to direct the vote
           See Row 6 of cover page for each Reporting Person.
     (iii) sole power to dispose or to direct the disposition of See Row 7 of cover page for each Reporting Person.
     (iv) shared power to dispose or to direct the disposition of See Row 8 of cover page for each Reporting Person.

Instructions: For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(l).

ITEM 5.  OWNERSHIP OF FIVE PERCENT OR LESS OR A CLASS

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [_].

Instruction:  Dissolution of a group requires a response to this item.

   N/A

ITEM 6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

   If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this time and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

   To the best knowledge of each of the Reporting Persons, no person other that each of the Reporting Persons will have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Common Stock owned by the Reporting Persons, respectively, except that Mr. Adler may be deemed to have such rights and powers with respect to the shares beneficially owned by Euro-America, 1520 and Mr. Adler's spouse, Catherine Adler, by reason of his being a General Partner (or General Partner of a General Partner) of Euro-America and 1520 and by reason of Mrs. Adler being trustee of two trusts.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

   If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

   N/A

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

   If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

                               Page 6 of 7 pages

   Mr. Adler is Managing Partner of Adler Group, a General Partner of Euro-America. Euro-America is a Cayman Islands B.W.I. Limited Partnership.

   The Reporting Persons may be deemed to be a "group" for the purposes of Sections 13(d) and 13(g) of the Act, and the rules thereunder, although each expressly disclaims any assertion or presumption that it or any other persons on whose behalf this Statement is filed constitutes a "group." The filing of this Statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more persons.

ITEM 9.  NOTICE OF DISSOLUTION OF GROUP

   Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, by members of the group, in their individual capacity. See Item 5.

   N/A

ITEM 10.  CERTIFICATION

   The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

   N/A

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 12, 1998

             /s/ Frederick R. Adler
             -------------------------------------------------------------------
             Frederick R. Adler, in his individual capacity, and in his capacity as a General Partner of a General Partner of Euro-America



   The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representation. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commissioner may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission.

   ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE A FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)


                               Page 7 of 7 pages

                                                                       EXHIBIT 1


               AGREEMENT TO FILE JOINT STATEMENT ON SCHEDULE 13G


   AGREEMENT, this 12th day of February, 1998, by and among Euro-America-I, L.P. ("Euro-America"), a Cayman Islands B.W.I. Limited Partnership and Frederick R. Adler ("Mr. Adler") on behalf of himself and as a General Partner of a Partnership that serves as the General Partner of Euro-America.

   WHEREAS, the Common Stock has been registered by Integrated Packaging Assembly Corporation under Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Act"):

   WHEREAS, pursuant to Rule 13d-1 under the Act, any person who holds more than five percent (5%) of such a class of registered equity securities as of the end of any calendar year is permitted to file with the Securities and Exchange Commission a statement on Schedule 13G in certain circumstances; and

   WHEREAS, Rule 13d-1(f) under the law provides that whenever two or more persons are permitted to file a statement on Schedule 13G with respect to the same securities, only one such statement need to be filed, provided such person agree in writing that such statement is filed on behalf of each of them.

   NOW, THEREFORE, in consideration of the premises and the mutual covenants and agreements contained herein, the parties hereby agree as follows:

   EURO-AMERICA AND MR. ADLER hereby agree, in accordance with Rule 13d-1(f) under the Act, to file the statement on Schedule 13G (the "Statement") with respect to the Common Stock beneficially owned or that may be deemed to be beneficially owned by each of them pursuant to Sections 13(d) and 13(g) of the Act and the rules thereunder.

   EURO-AMERICA AND MR. ADLER hereby agree that this Statement shall be filed on behalf of each of them and that a copy of this Agreement shall be filed as an Exhibit thereto in accordance with Rule 13d-(f)(iii) under the Act.

   This Agreement and the filing of the Statement shall not be construed to be an admission that Euro-America and Mr. Adler are members of a "group" pursuant to Section 13(d) and 13(g) of the Act and the rules thereunder consisting of one or more such persons.

   IN WITNESS WHEREOF, the parties have executed this Agreement or caused this Agreement to be signed on their behalf by their duly authorized representatives as of the date first written above.


             /s/ Frederick R. Adler
             -------------------------------------------------------------------
             Frederick R. Adler, in his individual capacity, and in his capacity as a General Partner of a General Partner of Euro-America